# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Helius Medical Technologies, Inc., CIK 0001610853
CUSIP: 42328V876
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 642 Newtown Yardley Road, Suite 100, NEWTOWN, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0002087954
Persons authorized to receive notices and communications: CHEE Choon Wee, C/O HELIUS MEDICAL TECHNOLOGIES, INC., 642 NEWTOWN YARDLEY RD #100, NEWTOWN, Pennsylvania (PA), 18940, (215) 944-6100

## Reporting persons
- Fusion Summer Limited (CIK 0002087954): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,830,402; sole dispositive power 0; shared dispositive power 6,830,402; aggregate amount beneficially owned 6,830,402 (17% of the class)
  Comment: Note to Rows 8, 10 and 11: Consists of 6,830,402 shares of Class A Common Stock (the "Common Stock") held directly by Fusion Summer Limited and acquired pursuant to the Securities Purchase Agreement as further described in Item 3 and Item 6.
  
  Note to Row 13: The percentage of beneficial ownership is calculated based on 40,295,612 shares outstanding as of September 24, 2025 (which number was provided by the Issuer to the Reporting Persons).
- CHEE Choon Wee (CIK 0002086036): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,830,402; sole dispositive power 0; shared dispositive power 6,830,402; aggregate amount beneficially owned 6,830,402 (17% of the class)
  Comment: Note to Rows 8, 10 and 11: Consists of (6,830,402 shares of Class A Common Stock (the "Common Stock") beneficially owned by Mr. CHEE, who is the ultimate controlling person of Fusion Summer Limited.
  
  Note to Row 13: The percentage of beneficial ownership is calculated based on 40,295,612 shares outstanding as of September 24, 2025 (which number was provided by the Issuer to the Reporting Persons).

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: Helius Medical Technologies, Inc.
Address of issuer's principal executive offices: 642 Newtown Yardley Road, Suite 100, NEWTOWN, Pennsylvania (PA), 18940

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by (i) Fusion Summer Limited, a Cayman Islands exempted company ("Fusion Summer") and (ii) Mr. CHEE Choon Wee (collectively, the "Reporting Persons"). An agreement among the Reporting Persons to file this Schedule 13D jointly is attached as Exhibit 99.1.
Residence or business address: The business address of Fusion Summer and Mr. CHEE is C/O HELIUS MEDICAL TECHNOLOGIES, INC. 642 NEWTOWN YARDLEY RD #100, NEWTOWN, PA, 18940.
Present principal occupation or employment:
The principal business of Fusion Summer is to serve as an investment holding company.

Mr. CHEE's present principal occupation is serving as the Executive Chairman of the Issuer's board of directors.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Fusion Summer is an exempted company organized under the laws of the Cayman Islands.

Mr. CHEE is a Malaysian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

On September 15, 2025, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with Fusion Summer, pursuant to which Fusion Summer acquired 6,830,402 shares of Common Stock for an aggregate purchase price of approximately $47.0 million. The closing of this transaction occurred on September 18, 2025.

The funds used by Fusion Summer to purchase these securities were its personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities of the Issuer for investment purposes. The Reporting Persons intend to continuously review their investment in the Issuer.

The transactions reported herein were effected in connection with a private placement financing transaction by the Issuer (the "PIPE Transaction"). In connection with the PIPE Transaction, Mr. CHEE was appointed to serve as the Executive Chairman of the Issuer's board of directors (the "Board"), effective as of the closing of the transaction.

Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. These actions may include, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, or other securities of the Issuer (collectively, "Securities"); (ii) disposing of any or all of their Securities; (iii) engaging in hedging or other transactions with respect to the Securities; and/or (iv) engaging in discussions with management, the Board, other stockholders of the Issuer and other relevant parties, or taking other actions to propose changes in the business, operations, governance or capitalization of the Issuer.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5. The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person are as follows:

Fusion Summer Limited

* Amount beneficially owned: 6,830,402 shares
* Percent of class: 17.0%
* Sole power to vote or to direct the vote: 0
* Shared power to vote or to direct the vote: 6,830,402
* Sole power to dispose or to direct the disposition: 0
* Shared power to dispose or to direct the disposition: 6,830,402

These shares consist of 6,830,402 shares of Common Stock held directly by Fusion Summer. Fusion Summer shares the power to vote and dispose of these securities with Mr. CHEE.

CHEE Choon Wee

* Amount beneficially owned: 6,830,402 shares
* Percent of class: 17.0%
* Sole power to vote or to direct the vote: 0
* Shared power to vote or to direct the vote: 6,830,402
* Sole power to dispose or to direct the disposition: 0
* Shared power to dispose or to direct the disposition: 6,830,402

These shares consist of 6,830,402 shares beneficially owned indirectly as Mr. CHEE is the ultimate controlling person of Fusion Summer. As the ultimate controlling person of Fusion Summer, Mr. CHEE may be deemed to share the power to vote and dispose of the securities held by Fusion Summer.

The percentages reported herein are calculated based on 40,295,612 shares of Common Stock outstanding as of September 24, 2025 (which information is provided by the Issuer to the Reporting Persons).
Transactions in the class effected during the past sixty days: Except for the acquisition of securities described in Item 3, none of the Reporting Persons have effected any transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 2, 3, 4, and 5 is incorporated by reference in its entirety into this Item 6.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D and any amendments thereto jointly.

Securities Purchase Agreement

As described in Item 3, Fusion Summer is a party to the Purchase Agreement, pursuant to which it acquired the shares of Common Stock. A form of the Purchase Agreement is filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 15, 2025, and incorporated by reference as Exhibit 99.2 to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated as of September 29, 2025, by and among the Reporting Persons

Exhibit 99.2 - Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 15, 2025)

www.sec.gov/Archives/edgar/data/1610853/000110465925089774/tm2526070d1_ex10-1.htm

## Signatures
- Fusion Summer Limited: /s/ CHEE Choon Wee, CHEE Choon Wee, Director (10/02/2025)
- CHEE Choon Wee: /s/ CHEE Choon Wee, CHEE Choon Wee, Individually (10/02/2025)